VIA EDGAR

March 13, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Canada Goose Holdings Inc. (the “Company”)
Registration Statement on Form F-1 (File No. 333-216078)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (ET) on March 15, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 1, 2017, through the date hereof:

Preliminary Prospectus dated March 1, 2017:

8,456 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

As Representatives of the several Underwriters

CIBC World Markets Inc.

By:	/s/ Michael Mahoney
Name: Michael Mahoney
Title: Managing Director, IB

[Signature Page to Acceleration Request]

Credit Suisse Securities (USA) LLC

By:	/s/ Erik Charbonneau
Name: Erik Charbonneau
Title: Managing Director

[Signature Page to Acceleration Request]

Goldman, Sachs & Co.

By:	/s/ Richard Cohn
Name: Richard Cohn
Title: Managing Director

[Signature Page to Acceleration Request]

RBC Capital Markets, LLC

By:	/s/ David M. Frank
Name: David M. Frank
Title: Managing Director

[Signature Page to Acceleration Request]